UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2011.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number 1-10560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE

ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statements of Net Assets Available for Benefits as of December 30, 2011 and 2010

2.	Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2011

3.	Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2011*

EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

 * Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By:	/s/ Donald F. Adam
Donald F. Adam
Chief Financial Officer of
Benchmark Electronics, Inc.

Date:	June 27, 2012

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2011 and 2010

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Houston, Texas

June 27, 2012

1

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value	$135,481,188	$135,554,170

Receivables:
Employer contributions	154,625	158,553
Participant contributions	254,588	229,879
Notes receivable from participants	3,919,082	3,959,263

Total receivables	4,328,295	4,347,695

Total assets	139,809,483	139,901,865

Net assets available for benefits	$139,809,483	139,901,865

See accompanying notes to financial statements.

2

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2011

Investment income (loss):
Interest	$1,397,379
Dividends	959,524
Net gain on investments in pooled separate accounts	196,000
Net loss on investments in mutual funds	(1,167,439)
Net depreciation in fair value of common stock	(2,506,795)

(1,121,331)

Interest income on notes from participants	199,163

Contributions:
Employer	3,501,505
Participant	7,175,112
Rollovers	705,597

11,382,214

Benefits paid to participants	(10,536,219)
Administrative fees	(16,209)

Net decrease	(92,382)

Net assets available for benefits: Beginning of year	139,901,865

End of year	$139,809,483

See accompanying notes to financial statements.

3

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company’s affiliates, Benchmark Electronics California, Incorporated and Benchmark Electronics Huntsville Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan has adopted the Prudential Retirement Prototype Plan (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company and the investment committee. Effective December 1, 2009, Prudential Bank & Trust, FSB is trustee of the Plan and Prudential Retirement Insurance and Annuity Company is the record keeper. Prior to December 1, 2009, Mellon Trust of New England, N.A. was trustee of the Plan and ACS HR Solutions was the record keeper.

(b)	Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2011 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 14 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

4

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(d)	Vesting

Participants are immediately vested in their contributions and in employer matching contributions to the Plan plus actual earnings thereon.

(e)	Notes Receivable from Participants

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $75 loan processing fee.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

(f)	Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative fees in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)	Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates or rollover to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

(Continued)

5

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(h)	Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(i)	Forfeited Accounts

At December 30, 2011 and 2010, forfeited participant’s accounts totaled $1 and $4,336. These accounts will be used to reduce future employer contributions.

(2)	Summary of Accounting Policies

(a)	Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation

The Plan’s investments are stated at fair value. The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common/collective trust funds are valued based upon the quoted market values of the underlying assets. The Guaranteed Income Fund (GIF) is an evergreen group annuity contract and is valued at contract value as estimated by Prudential Retirement Insurance and Annuity Company. The GIF’s interest rates are adjusted to market semi-annually. Accordingly, the GIF contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The GIF is a fully benefit-responsive annuity contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments. Net depreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)	Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 5.5% and 7.3% of the Plan’s net assets as of December 30, 2011 and 2010, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(Continued)

6

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

(3)	Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(4)	Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections. The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. The Plan adopted this guidance for the year ended December 30, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

 (Continued)

7

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(5)	Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2011 and 2010 is as follows:

	2011	2010
Net assets available for benefits reported per the Form 5500	$139,400,270	139,513,433
Adjustment in employer contributions receivable	154,625	158,553
Adjustment in participants contributions receivable	254,588	229,879

Net assets available for benefits reported in the accompanying statement	$139,809,483	139,901,865

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2011 is as follows:

Net changes in net assets available for benefits reported per the Form 5500	$(113,163)
Adjustment in contributions from employer	(3,928)
Adjustment in contributions from participants	24,709

Net changes in net assets available for benefits reported in the accompanying statement	$(92,382)

(6)	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2011 and 2010:

	2011	2010

Guaranteed Income Fund	$48,948,668	47,650,697
PIMCO Total Return Fund, Class A	11,729,290	11,705,068
Artisan Mid Cap Value Fund	11,128,119	10,722,201
Dryden S&P 500® Index Fund	9,663,138	9,684,945
Dreyfus Appreciation Fund, Inc.	9,588,986	9,105,816
American Funds Europacific Growth Fund®, Class R-4	9,160,162	8,824,804
Benchmark Electronics, Inc. Common Stock Fund	7,623,086	10,210,540

(Continued)

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BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc. which is the parent company for Prudential Bank & Trust, FSB, the trustee. The Plan also engages in investment transactions with funds managed by The Dreyfus Corporation, Mellon Trust of New England and Mellon Institutional Funds Investment Trust. These companies are all affiliated with The Bank of New York Mellon Corporation which is the parent company for The Dreyfus Corporation and Mellon Trust of New England, N.A., the trustee prior to December 1, 2009. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The GIF earned an average yield and credited an interest rate to the participants of 3.25% and 2.95%, respectively, for the year ended December 30, 2011. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets.

(9)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy of inputs is employed to determine fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). An asset or liability’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

(Continued)

9

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 30, 2011, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds	$68,400,413	—	—	68,400,413
Common stocks	7,623,086	—	—	7,623,086
Guaranteed income fund	489,487	48,459,181	—	48,948,668
Pooled separate accounts	9,663,138	845,883	—	10,509,021
Total investments at fair value	$86,176,124	49,305,064	—	135,481,188

As of December 30, 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds	$67,426,292	—	—	67,426,292
Common stocks	10,210,540	—	—	10,210,540
Guaranteed income fund	476,507	47,174,190	—	47,650,697
Pooled separate accounts	9,684,945	581,696	—	10,266,641
Total investments at fair value	$87,798,284	47,755,886	—	135,554,170

(Continued)

10

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Employer Identification Number (74-2211011) - Plan Number (001)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2011

		(e)
(a) (b)	(c)	Current
Identity of issuer	Description of investment	value

Pacific Investment Management Company LLC	PIMCO Total Return Fund, Class A	$11,729,290

Artisan Partners Holdings LP	Artisan Mid Cap Value Fund	11,128,119

*The Dreyfus Corporation	Dreyfus Appreciation Fund, Inc.	9,588,986

Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	9,160,162

JPMorgan Investment Advisors Inc.	JPMorgan Small Cap Equity Fund, Select Class	6,824,791

Westwood Management Corp.	GAMCO Westwood Balanced Fund, Class AAA	6,071,098

*Prudential Investments LLC	Prudential Jennison 20/20 Focus Fund, Class A	5,856,995

MFS® Investment Management	MFS® Value Fund, Class R-3	2,297,895

OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class A	1,969,790

American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Investor Class	1,475,592

Pioneer Investment Management, Inc.	Pioneer Oak Ridge Small Cap Growth Fund, Class A	1,155,984

J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Select Class	1,141,711

	Total Mutual Funds	68,400,413

*Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	9,663,138

*Prudential Retirement Insurance and Annuity Company	Prudential IncomeFlex® Target EasyPath Balanced Fund	845,883

	Total Pooled Separate Accounts	10,509,021

*Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	48,948,668

*Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	7,623,086

*Participants	Notes receivable from participants (rates range from 4.25% to 9.5% at December 30, 2011)	3,919,082

	Total investments and notes receivable from participants (Held at End of Year)	$139,400,270

Cost information omitted as all investments are participant directed.

*Represents party-in-interest transactions.

See accompanying report of independent registered public accounting firm.

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